PROSPECTUS SUPPLEMENT NO. 5	Filed Pursuant to Rule 424(b)(3)
(To the Prospectus dated August 8, 2024)	Registration No. 333-280973

Up to 30,450,000 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated August 8, 2024 (as amended or supplemented, the “prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-280973). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the potential offer and sale of up to 30,450,000 shares of our common stock, par value $0.0001 per share (the “common stock”), by White Lion Capital, LLC (“White Lion” or the “Selling Securityholder”).

The shares of common stock to which the prospectus and this prospectus supplement relate may be issued to White Lion pursuant to the Common Stock Purchase Agreement dated July 16, 2024 between us and White Lion, as amended by Amendment No. 1 to the Common Stock Purchase Agreement dated July 24, 2024 (as amended, the “White Lion Purchase Agreement”), establishing an equity line of credit. Such shares of our common stock include (a) up to 30,000,000 shares of common stock that we may elect, in our sole discretion, to issue and sell to White Lion from time to time during the White Lion Commitment Period (as defined below) under the White Lion Purchase Agreement (assuming the shares to be issued are sold at a price of $1.00 per share) and (b) up to 450,000 shares of common stock (the “Commitment Shares”) issuable to White Lion as consideration for it entering into the White Lion Purchase Agreement (assuming the shares to be issued are sold at a price of $1.00 per share). See “The White Lion Transaction” below for a description of the White Lion Purchase Agreement and “Selling Securityholder” for additional information regarding White Lion.

The actual number of shares of our common stock issuable to White Lion will vary depending on the then-current market price of shares of our common stock sold to the Selling Securityholder under the White Lion Purchase Agreements and are subject to the further limitations set forth in the White Lion Purchase Agreement.

We are not selling any securities under the prospectus or this prospectus supplement and will not receive any of the proceeds from the sale of shares of common stock by the Selling Securityholder. Additionally, we will not receive any proceeds from the issuance or sale of the Commitment Shares. However, we may receive proceeds of up to $30.0 million from the sale of our common stock to the Selling Securityholder pursuant to the White Lion Purchase Agreement after the date of the prospectus.  The actual proceeds from White Lion may be less than this amount depending on the number of shares of our common stock sold and the price at which the shares of our common stock are sold.

The Selling Securityholder may sell or otherwise dispose of the shares of common stock described in the prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the Selling Securityholder may sell or otherwise dispose of the shares of common stock being registered pursuant to the prospectus. The Selling Securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

The Selling Securityholder will pay all brokerage fees and commissions and similar expenses attributable to the sales of its common stock. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the shares of common stock offered hereby, including legal and accounting fees. See “Plan of Distribution.”

Our common stock and Public Warrants are listed on The Nasdaq Stock Market under the symbols “CSLR” and “CSLRW,” respectively. On September 11, 2024, the last reported sales price of our common stock was $2.09 per share and the last reported sales price of our Public Warrants was $0.1378 per Public Warrant.

This prospectus supplement should be read in conjunction with the prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 6 of the prospectus, and under similar headings in any amendments or supplements to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus or the prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated September 16, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 16, 2024

Complete Solaria, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40117	93-2279786
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

45700 Northport Loop East, Fremont, CA	94538
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 270-2507

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CSLR	The Nasdaq Global Market

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	CSLRW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

On August 5, 2024, Complete Solaria, Inc., a Delaware corporation (the “Company”, “we” and “us”), entered into a “Stalking Horse” asset purchase agreement with SunPower Corporation (“SunPower”) and the direct and indirect subsidiaries of SunPower (the “Debtors”) providing for the Company’s purchase of certain assets related to the Debtors’ Blue Raven Solar business and assets relating to the Debtors’ New Homes business and non-installing Dealer network (the “Stalking Horse APA”).

On September 16, 2024, the Company issued a press release announcing that the Company had been determined to be the prevailing bidder for the assets pursuant to the Stalking Horse APA

The information in this Item 7.01 of the Form 8-K, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description
99.1	Press Release, dated September 16, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Complete Solaria, Inc.

Dated: September 16, 2024

	By:	/s/ Thurman J. Rodgers
Thurman J. Rodgers
Chief Executive Officer

Exhibit 99.1

Complete Solar is Winning Bidder

In SunPower Chapter 11 Proceedings

Lehi, Utah (September 16, 2024) – Complete Solar Holdings, Inc. d/b/a Complete Solar (“Complete Solar” or the “Company”) (Nasdaq: CSLR), a solar technology, services, and installation company, today announced that SunPower (OTC: SPWRQ) has determined Complete Solar to be the prevailing bidder for the assets of SunPower pursuant to the Asset Purchase Agreement previously filed with the Bankruptcy Court. Accordingly, subject to the Bankruptcy Court’s final approval of the sale at the hearing on September 23, 2024, Complete Solar will acquire the assets of SunPower.

T.J. Rodgers. Complete Solar CEO, said, “Just a week ago, Complete Solar announced it would offer interviews to join the ‘New SunPower,’ officially Complete Solar, the ‘Ark’ in the Noah’s Ark reverse merger by which the 100-person Complete Solar will hire 1,000 people from the current SunPower family of companies into new jobs with fresh stock option grants. Complete Solar will also begin to manage three SunPower business units, while leaving the rest of the company to complete its bankruptcy process.

Rodgers continued, “When I wrote the invitation to interview to all SunPower family company members, I intentionally mentioned that the 1,000 we hired would have to do the work of 2,000 because we would have a Silicon Valley-style startup work ethic. My intent was to reduce the number of applications to ease our interviewing burden – three interviews for each of 1,000 people requires a team of 30 interviewers to perform 100 interviews each. To my surprise 1,925 employees signed up in just a few hours. With 1,000 hand-picked employee-shareholders, we’re going to turn the recent shareholder complaints into at least respect and hopefully praise over the next year.”

About Complete Solar

Complete Solar is a solar company and end-to-end customer offering, which includes financing, project fulfilment and customer service. Complete Solar’s digital platform together with premium solar products enable one-stop service for clean energy needs for customers wishing to make the transition to a more energy-efficient lifestyle. For more information visit https://www.completesolar.com and follow us on LinkedIn.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the referenced transactions. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements are forecasts, predictions, projections and other statements about future events that are based on current expectations, hopes, beliefs, intentions, strategies and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release the price of Complete Solar’s securities may be volatile due to a variety of factors, including changes in the applicable competitive or regulatory landscapes, variations in operating performance across competitors, changes in laws and regulations affecting Complete Solar’s business, and changes in the combined capital structure; the ability to implement business plans, forecasts, and the evolution of the markets in which Complete Solar will compete.

Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2024. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Complete Solar assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

For investor inquiries, please contact:

Complete Solar, Inc.

Genevieve Swords

Phone: +1 (801) 477-5847

InvestorRelations@CompleteSolar.com

Source: Complete Solar, Inc.